



Michele Fisher · 3rd

Founder, The Healing Hoof Foundation

Boulder, Colorado, United States ·

Contact info

500+ connections

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The Healing Hoof Foundation

University of Michigan

Experience

executive director

The Healing Hoof Foundation

Mar 2013 – Present · 8 yrs 5 mos

Develop equine therapy program for abused and neglected children

Court Appointed Special Advocate

CASA

Apr 2001 – Present · 20 yrs 4 mos

Washoe then JeffCo County and now Boulder county

Advocate in court and in life for abused and neglected children in the US.

Director of Business Development & Marketing
ICAST
Sep 2013 – Dec 2014 · 1 yr 4 mos

Equine Therapist
Kids and Horses
Jun 2001 – Dec 2010 · 9 yrs 7 mos
Carson City, Nevada

Business Owner
Online Media
Dec 1992 – May 1998 · 5 yrs 6 mos
Ann Arbor Michigan

Custom software

Education

University of Michigan
BS, Early Childhood Development, Psychology

Skills & endorsements

Strategic Planning · 29

Marius Skiparis and 28 connections have given endorsements for this skill

Program Development · 27

Steve Karr and 26 connections have given endorsements for this skill

Public Speaking · 26


Endorsed by **Jo Anne Normile and 1 other who is highly skilled at this**

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Accomplishments

1 **Language**

Hebrew